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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-37329

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nasdaq Execution Services

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2929 WALNUT STREET FMC TOWER, LEVEL 8
(No. and Street)

PHILADELPHIA	PA	19104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LINDA CRANE	212-231-5032	Linda.Crane@nasdaq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG
(Name – if individual, state last, first, and middle name)

One Manhattan West	NYC	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nasdaq Execution Services, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

DocuSigned by:

Linda Crane

EC81CFB680FF435...

Signature

_____

Principal Financial Officer

_____

Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This filing contains (check all applicable boxes):**

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- ✓ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ✓ (d) Statement of cash flows.
- ✓ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ○ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ✓ (g) Notes to consolidated financial statements.
- ✓ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ○ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ○ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ○ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ○ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ○ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ○ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ○ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ○ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ○ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ○ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

- o (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- o (z) Other:
  _____
- o **To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements
and Supplemental Information

Nasdaq Execution Services, LLC
Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm

(Confidential Pursuant to Rule 17a-5(e)(3))
(SEC I.D. No. 8-37329)

Nasdaq Execution Services, LLC
Financial Statements
and Supplemental Information

Year Ended December 31, 2022

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Nasdaq Execution Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nasdaq Execution Services, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2005.

March 21, 2023

Nasdaq Execution Services, LLC
Statement of Financial Condition

December 31, 2022

Assets

Cash	$	9,275,169
Deposits with clearing organizations		2,614,725
Receivable from Nasdaq, Inc.		8,319,696
Goodwill		5,569,073
Other assets		275,030
Total assets	$	26,053,693

Liabilities and member's equity

Liabilities:

Accrued clearing, execution, and exchange fees	$	2,956,268
Accounts payable		77,766
Total liabilities		3,034,034
Member's equity		23,019,659
Total liabilities and member's equity	$	26,053,693

See accompanying notes to the financial statements.

<p style="text-align:center">Nasdaq Execution Services, LLC</p>

<p style="text-align:center">Statement of Income</p>

<p style="text-align:center">Year Ended December 31, 2022</p>

Revenues	
Transaction fees from affiliates	$ 34,184,591
Other income	28,708
Total revenues	34,213,299
Transaction-based expenses	
Clearing, execution, and exchange fees	(32,854,324)
Total transaction-based expenses	(32,854,324)
Revenues less transaction-based expenses	1,358,975
Expenses	
Intra-group support costs	462,477
Professional services	84,544
Computer operations and data communications	18,000
Regulatory Fees	61,819
General and administrative	155,854
Total expenses	782,694
Net income	$ 576,281

See accompanying notes to the financial statements.

Nasdaq Execution Services, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2022

Balance at December 31, 2021	22,443,378
Net income	576,281
Balance at December 31, 2022	$ 23,019,659

See accompanying notes to the financial statements.

Nasdaq Execution Services, LLC

Statement of Cash Flows

Year Ended December 31, 2022

Operating activities

Net income	$	576,281
Net change in operating assets and liabilities:		
Receivable from Nasdaq, Inc.		(2,842,486)
Deposits with clearing organizations		747,564
Other assets		17,111
Accrued clearing, execution, and exchange fees		716,976
Accounts payable		(224,484)
Net cash used in by operating activities		(1,009,038)
Net decrease in cash		(1,009,038)
Cash at beginning of year		10,284,207
Cash at end of year	$	9,275,169

See accompanying notes to the financial statements.

Nasdaq Execution Services, LLC

Notes to Financial Statements

Year Ended December 31, 2022

1. Organization and Description of the Business

Nasdaq Execution Services, LLC (the "Company") is a wholly owned subsidiary of Norway Acquisition, LLC ("Norway Acquisition"), which is a wholly owned subsidiary of The Nasdaq Stock Market LLC (the "Exchange" or "EXCH"). Nasdaq, Inc. ("Nasdaq") is a holding company that operates the Exchange as its wholly owned subsidiary. The Exchange provides Nasdaq's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange and other national stock exchanges. The Company has no third-party customers but accepts orders from related party entities as part of its core routing brokerage business.

The Company currently operates as the routing broker-dealer for affiliate exchanges sending orders to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include the Exchange, Nasdaq BX, Inc. ("BX"), Nasdaq PHLX, LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX"). The Company manages and operates its business as one reportable segment.

The Company clears all equity trading activity through the Nasdaq Stock Market Omnibus Account ("Omnibus Account") as the central facilitating account on the Exchange. This Omnibus Account is granted by the National Securities Clearing Corporation ("NSCC") to Nasdaq under the Exchange's membership at the NSCC. The Omnibus Account exists strictly to facilitate anonymity and to match offsetting trades on the Exchange. The Company also clears all routed trading activity in options listed on the Exchange, PHLX, BX, ISEL, GEMX, and MRX (collectively the "Affiliate Exchanges") directly with the Options Clearing Corporation ("OCC"). All routed and executed trades are sent to the OCC by the exchange on which the trade was executed.

The Company is primarily a routing broker, relying on the executing party or venue, another broker operating an electronic communications network, alternative trading system ("ATS"), agency book, or registered stock exchange, to submit clearing records against the Company to the NSCC, as applicable. Certain transactions, primarily in the trade support role, may still be handled manually via the Automated Confirmation Transaction Service ("ACT"). The Company may execute the underlying equity component of a PHLX Complex Order, as per PHLX Rules Chapter 3, Section 14. A Complex Order is an order in which one or more options legs are contingent upon execution of a stock component of the order. Such execution and reporting does not occur on PHLX but rather occurs on ACT and handled pursuant to applicable rules regarding equity trading. The Company, as a broker-dealer, can also receive non-electronic executions from

markets that experienced technical issues hindering the receipt of electronic executions on trade date. These executions not received electronically on trade date (T) could be received in clearing on T+1, where the Company could potentially need to trade out of these executions, to correct any type of error that arose from the technical issue, on a principal basis.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Exchange, BX, PHLX, ISEL, GEMX, MRX, New York Stock Exchange ("NYSE"), NYSE ARCA, Inc., Financial Industry Regulatory Authority ("FINRA"), NYSE American LLC, NYSE Chicago, Inc., the CBOE BZX Exchange, Inc., NYSE National, Inc., CBOE EDGA Exchange, Inc., CBOE EDGX Exchange, Inc., Investors' Exchange, Inc., Long-Term Stock Exchange, Inc. MEMX LLC, MIAX PEARL, LLC, and the CBOE BYX Exchange, Inc. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization ("SRO").

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2022. The Company's cash is held by two financial institutions in interest-bearing accounts which, at times, may exceed federally insured limits.

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent cash balances held at the NSCC and OCC for settlement of trades to satisfy obligations of the Company and funds held at the

Depository Trust and Clearing Corporation ("DTCC") to satisfy obligations of DTCC as a member organization as provided in DTCC's rules.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of our business. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative impairment test. If we choose not to complete a qualitative assessment, or if the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with the respective carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit.

The Company has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Company completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2022. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Other Assets

Included within Other assets on the Statement of Financial Condition is an equity investment in the DTCC. The Company owns less than 20% of the outstanding voting stock, there is no readily determinable fair value of these securities, and we are not able to exercise significant influence over the operating and financial policies of the DTCC. As such, we account for this investment under the measurement alternative, under which investments are measured at cost, less any impairment plus or minus changes resulting from observable price in orderly transactions for the identical or similar investments of the same issue on a prospective basis.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from

position breaks due to an interruption. When market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day, resulting in limited market risk to the Company. Realized gains and losses are recognized on a trade date basis. Gains are recorded in Other income and losses are recorded in Clearing, execution and exchange fees on the Statement of Income, as the Company views these gains and losses as a component of transaction execution. At December 31, 2022, the Company owned no securities and there were no gains or losses recorded.

Revenues and Clearing, Execution and Exchange Fees

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

The Company receives transaction fees from the Affiliate Exchanges for providing trade routing services. The billing structure for this arrangement is defined by services agreements entered into between the Company and the Affiliate Exchanges (collectively, the "Services Agreements"). Fees are billed on a monthly basis and accrued once the identified performance obligations have been satisfied on a trade date basis.

The Company incurs clearing, execution and exchange fees for routed transactions. These fees are accrued when incurred on a trade date basis. These expenses include NSCC fees, OCC fees, DTCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs. The Company agrees to pay all expenses for routing services provided to the Affiliate Exchanges.

Other Income

Other income consists of interest earned on the Company's cash and realized gains arising when the Company liquidates its positions in equities securities (see Note on Securities Owned and Securities Sold, Not Yet Purchased, At Market Value above) and are recognized on a trade date basis.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state and local income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's federal income tax returns for the years 2019 through 2021 are subject to examination by the Internal Revenue Service. Several state tax returns are currently under examination by the respective tax authorities for the years 2012 through 2021.

3. Related-Party Transactions

As discussed in Note 1, the Company operates solely as the routing broker-dealer for the Affiliate Exchanges. Under intercompany services agreements with each affiliate, the Affiliate Exchanges agree to pay the Company a routing transaction fee for each share and option contract routed through the Company on behalf of the Affiliate Exchanges. OCC is a related party and all transactions between OCC and the Company are entered into in the ordinary course of business.

For the year ended December 31, 2022, the Company earned $34.2 million in transaction fees from the Affiliate Exchanges. Revenue is recognized as the performance obligations have been satisfied, and is allocated to the Company through an intercompany charge and is included in Transaction fees from affiliates on the Statement of Income. The fees assessed to the Affiliate Exchanges in 2022 were as follows:

	Transaction fees
EXCH	29,343,458
PHLX	2,115,382
GEMX	334,860
ISEL	1,290,440
BX	956,127
MRX	144,324
Total	34,184,591

The Exchange agrees to provide the Company with support services, including, but not limited to, direct financial and business management support. For the year ended December 31, 2022, included in Intra-group support costs on the Statement of Income are the expenses related to these support services, which were $420,000. The Company was also charged $42,477 by Nasdaq for additional support services under the Intra-group services agreement, which is also recorded within Intra-group support costs on the Statement of Income. This agreement covers additional costs for personnel support.

Substantially all expenses of the Company are settled on the Company's behalf by Nasdaq and the Exchange and are charged to the Company, at cost, through intercompany charges.

The Company routes trades on behalf of the Affiliate Exchanges. For the year ended December 31, 2022, the Company incurred expenses of $5.6 million related to the routing of equity and options securities between the Affiliated Exchanges. These amounts are included in Clearing, execution and exchange fees on the Statement of Income.

At December 31, 2022, $8.3 million remained in Receivable from Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Company and the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled on an annual basis in accordance with the Nasdaq's intercompany settlement policy. In 2022, the Company received $7,000,000 from Nasdaq to settle intercompany balances. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

4. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternate method provided by SEC Rule 15c3-1. At December 31, 2022, the Company had net capital of $8,848,360, which was $8,598,360 in excess of its required minimum net capital of $250,000.

The Company is also subject to The Options Clearing Corporation Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or 2% percent of its aggregate debit items. At December 31, 2022, the Company had $6,848,360 of net capital in excess of this minimum requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

5. Commitments and Contingent Liabilities

Brokerage Activities

The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members.

If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is not probable. Accordingly, no contingent liability is recorded on the Statement of Financial Condition for these arrangements.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

As discussed above, the Company, as a routing broker-dealer, is exposed to clearance and settlement risks, as well as limited market risk in situations where the Company is acting in a principal capacity. Management is not aware of any material adverse effect on the financial position and the results of operations of the Company resulting from these risks.

Cash is held by two financial institutions. In the event that either of the financial institutions is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by financial institutions to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, Deposits with clearing organizations, and Receivable from Nasdaq, Inc., approximate fair value due to the short term nature of these assets. The Company's liabilities,

which include Accrued clearing, execution, and exchange fees and Accounts payable, are reported at their contractual amounts, which approximate fair value.

7. Subsequent Events

The Company has evaluated all subsequent events through March 21, 2023, the date as of which these financial statements are available to be issued and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

Supplemental Information

Schedule I

Nasdaq Execution Services, LLC

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2022

Member's equity	$	23,019,659
Non-allowable assets:		
Goodwill		5,569,073
Deposits with clearing organizations		7,500
Receivables from Nasdaq, Inc.		8,319,696
Other assets		275,030
Total non-allowable assets		14,171,299
Net capital		8,848,360
Less minimum capital required of $250,000		250,000
Net capital in excess of minimum requirement	$	8,598,360

No material differences exist between the above computation of net capital and the computation of net capital included in the Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2022

Schedule II

Nasdaq Execution Services, LLC

Computation for Determination of Reserve Requirements

Pursuant to SEC Rule 15c3-3

December 31, 2022

The Company is exempt from the computation of reserve requirements under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Schedule III

Nasdaq Execution Services, LLC

Information Relating to Possession or Control of Securities

Pursuant to SEC Rule 15c3-3

December 31, 2022

The Company is exempt from the possession or control requirements under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-37329

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nasdaq Execution Services

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2929 WALNUT STREET FMC TOWER, LEVEL 8
(No. and Street)

PHILADELPHIA	PA	19104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LINDA CRANE	212-231-5032	Linda.Crane@nasdaq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG
(Name – if individual, state last, first, and middle name)

One Manhattan West	NYC	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nasdaq Execution Services, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

DocuSigned by:

Linda Crane

EC81CFB680FF435...
Signature

Principal Financial Officer
Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This filing** contains (check all applicable boxes):
- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- o (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- o (d) Statement of cash flows.
- o (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- o (f) Statement of changes in liabilities subordinated to claims of creditors.
- o (g) Notes to consolidated financial statements.
- o (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- o (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- o (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- o (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- o (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- o (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- o (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- o (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- o (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- o (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- o (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

- o (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- o (z) Other:
  _____
- o **To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

Nasdaq Execution Services, LLC
December 31, 2022
With Report of Independent Registered Public Accounting Firm

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2022

Facing Page and Oath or Affirmation

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Nasdaq Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nasdaq Execution Services, LLC (the "Company") as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2005.

March 21, 2023

Nasdaq Execution Services, LLC
Statement of Financial Condition

December 31, 2022

Assets

Cash	$	9,275,169
Deposits with clearing organizations		2,614,725
Receivable from Nasdaq, Inc.		8,319,696
Goodwill		5,569,073
Other assets		275,030
Total assets	$	26,053,693

Liabilities and member's equity

Liabilities:

Accrued clearing, execution, and exchange fees	$	2,956,268
Accounts payable		77,766
Total liabilities		3,034,034
Member's equity		23,019,659
Total liabilities and member's equity	$	26,053,693

See accompanying notes to the statement of financial condition.

Nasdaq Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2022

1. Organization and Description of the Business

Nasdaq Execution Services, LLC (the "Company") is a wholly owned subsidiary of Norway Acquisition, LLC ("Norway Acquisition"), which is a wholly owned subsidiary of The Nasdaq Stock Market LLC (the "Exchange" or "EXCH"). Nasdaq, Inc. ("Nasdaq") is a holding company that operates the Exchange as its wholly owned subsidiary. The Exchange provides Nasdaq's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange and other national stock exchanges. The Company has no third-party customers but accepts orders from related party entities as part of its core routing brokerage business.

The Company currently operates as the routing broker-dealer for affiliate exchanges sending orders to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include the Exchange, Nasdaq BX, Inc. ("BX"), Nasdaq PHLX, LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX"). The Company manages and operates its business as one reportable segment.

The Company clears all equity trading activity through the Nasdaq Stock Market Omnibus Account ("Omnibus Account") as the central facilitating account on the Exchange. This Omnibus Account is granted by the National Securities Clearing Corporation ("NSCC") to Nasdaq under the Exchange's membership at the NSCC. The Omnibus Account exists strictly to facilitate anonymity and to match offsetting trades on the Exchange. The Company also clears all routed trading activity in options listed on the Exchange, PHLX, BX, ISEL, GEMX, and MRX (collectively the "Affiliate Exchanges") directly with the Options Clearing Corporation ("OCC"). All routed and executed trades are sent to the OCC by the exchange on which the trade was executed.

The Company is primarily a routing broker, relying on the executing party or venue, another broker operating an electronic communications network, alternative trading system ("ATS"), agency book, or registered stock exchange, to submit clearing records against the Company to the NSCC, as applicable. Certain transactions, primarily in the trade support role, may still be handled manually via the Automated Confirmation Transaction Service ("ACT"). The Company may execute the underlying equity component of a PHLX Complex Order, as per PHLX Rules Chapter 3, Section 14. A Complex Order is an order in which one or more options legs are contingent upon execution of a stock component of the order. Such execution and reporting does not occur on PHLX but rather occurs on ACT and handled pursuant to applicable rules regarding equity trading. The Company, as a broker-dealer, can also receive non-electronic executions from markets that experienced technical issues hindering the receipt of electronic executions on trade date. These executions not received electronically on trade date (T) could be received in clearing

on T+1, where the Company could potentially need to trade out of these executions, to correct any type of error that arose from the technical issue, on a principal basis.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Exchange, BX, PHLX, ISEL, GEMX, MRX, New York Stock Exchange ("NYSE"), NYSE ARCA, Inc., Financial Industry Regulatory Authority ("FINRA"), NYSE American LLC, NYSE Chicago, Inc., the CBOE BZX Exchange, Inc., NYSE National, Inc., CBOE EDGA Exchange, Inc., CBOE EDGX Exchange, Inc., Investors' Exchange, Inc., Long-Term Stock Exchange, Inc. MEMX LLC, MIAX PEARL, LLC, and the CBOE BYX Exchange, Inc. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization ("SRO").

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2022. The Company's cash is held by two financial institutions in interest-bearing accounts which, at times, may exceed federally insured limits.

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent cash balances held at the NSCC and OCC for settlement of trades to satisfy obligations of the Company and funds held at the Depository Trust and Clearing Corporation ("DTCC") to satisfy obligations of DTCC as a member organization as provided in DTCC's rules.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of our business. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative impairment test. If we choose not to complete a qualitative assessment, or if the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with the respective carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit.

The Company has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Company completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2022. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Other Assets

Included within Other assets on the Statement of Financial Condition is an equity investment in the DTCC. The Company owns less than 20% of the outstanding voting stock, there is no readily determinable fair value of these securities, and we are not able to exercise significant influence over the operating and financial policies of the DTCC. As such, we account for this investment under the measurement alternative, under which investments are measured at cost, less any impairment plus or minus changes resulting from observable price in orderly transactions for the identical or similar investments of the same issue on a prospective basis.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day, resulting in limited market risk to the Company. Realized gains and losses are recognized on a trade date basis. Gains are recorded in Other income and losses are

recorded in Clearing, execution and exchange fees on the Statement of Income, as the Company views these gains and losses as a component of transaction execution. At December 31, 2022, the Company owned no securities and there were no gains or losses recorded.

Revenues and Clearing, Execution and Exchange Fees

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

The Company receives transaction fees from the Affiliate Exchanges for providing trade routing services. The billing structure for this arrangement is defined by services agreements entered into between the Company and the Affiliate Exchanges (collectively, the "Services Agreements"). Fees are billed on a monthly basis and accrued once the identified performance obligations have been satisfied on a trade date basis.

The Company incurs clearing, execution and exchange fees for routed transactions. These fees are accrued when incurred on a trade date basis. These expenses include NSCC fees, OCC fees, DTCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs. The Company agrees to pay all expenses for routing services provided to the Affiliate Exchanges.

Other Income

Other income consists of interest earned on the Company's cash and realized gains arising when the Company liquidates its positions in equities securities (see Note on Securities Owned and Securities Sold, Not Yet Purchased, At Market Value above) and are recognized on a trade date basis.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state and local income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's federal income tax returns for the years 2019 through 2021 are subject to examination by the Internal Revenue Service. Several state tax returns are currently under examination by the respective tax authorities for the years 2012 through 2021.

3. Related-Party Transactions

As discussed in Note 1, the Company operates solely as the routing broker-dealer for the Affiliate Exchanges. Under intercompany services agreements with each affiliate, the Affiliate Exchanges agree to pay the Company a routing transaction fee for each share and option contract routed

through the Company on behalf of the Affiliate Exchanges. OCC is a related party and all transactions between OCC and the Company are entered into in the ordinary course of business.

The Affiliate Exchanges also paid the Company additional fees for support related to the Company's routing transactions. Revenue is recognized as the performance obligations have been satisfied, and is allocated to the Company through an intercompany charge. The Exchange agrees to provide the Company with support services, including, but not limited to, direct financial and business management support. Nasdaq Execution Services, LLC Notes to Statement of Financial Condition (continued) 7 For the year ended December 31, 2022, the Company was also charged by Nasdaq for additional support services under the Intra-group services agreement. This agreement covers additional costs for personnel support. Substantially all expenses of the Company are settled on the Company's behalf by Nasdaq and the Exchange and are charged to the Company, at cost, through intercompany charges. The Company routes trades between the Affiliate Exchanges. For the year ended December 31, 2022, the Company incurred expenses related to the routing of equity and options securities between the affiliated exchanges.

At December 31, 2022, $8.3 million remained in Receivable from Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Company and the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled on an annual basis in accordance with the Nasdaq's intercompany settlement policy. In 2022, the Company received $7,000,000 from Nasdaq to settle intercompany balances. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

4. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternate method provided by SEC Rule 15c3-1. At December 31, 2022, the Company had net capital of $8,848,360, which was $8,598,360 in excess of its required minimum net capital of $250,000.

The Company is also subject to The Options Clearing Corporation Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or 2% percent of its aggregate debit items. At December 31, 2022, the Company had $6,848,360 of net capital in excess of this minimum requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts

of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

5. Commitments and Contingent Liabilities

Brokerage Activities

The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members.

If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is not probable. Accordingly, no contingent liability is recorded on the Statement of Financial Condition for these arrangements.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position of the Company.

Risks and Uncertainties

As discussed above, the Company, as a routing broker-dealer, is exposed to clearance and settlement risks, as well as limited market risk in situations where the Company is acting in a principal capacity. Management is not aware of any material adverse effect on the financial position of the Company resulting from these risks.

Cash is held by two financial institutions. In the event that either of the financial institutions is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by financial institutions to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, Deposits with clearing organizations, and Receivable from Nasdaq, Inc., approximate fair value due to the short term nature of these assets. The Company's liabilities,

which include Accrued clearing, execution, and exchange fees and Accounts payable, are reported at their contractual amounts, which approximate fair value.

7. Subsequent Events

The Company has evaluated all subsequent events through March 21, 2023, the date as of which these financial statements are available to be issued and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Nasdaq Execution Services, LLC

We have reviewed management's statements, included in the accompanying Nasdaq Execution Services, LLC 15c3-3 Exemption Report, in which Nasdaq Execution Services, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 21, 2023



Nasdaq Execution Services, LLC
15c3-3 Exemption Report

Nasdaq Execution Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders in equities and options to the appropriate market center for execution in accordance with member order and requirements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Linda Crane, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

DocuSigned by:

Linda Crane
EC81CFB680FF435...
Linda Crane
Chief Financial Officer
Nasdaq Execution Services, LLC

___March 21, 2023_____
Date

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Member and Management of Nasdaq Execution Services, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Nasdaq Execution Services, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries within the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2022. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American



Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Nasdaq Execution Services, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

March 21, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NASDAQ EXECUTION SERVICES, LLC
2929 WALNUT STREET, FMC TOWER, LEVEL 8
PHILADELPHIA, PA 19104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Crane 212-231-5032

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 18,692

B. Less payment made with SIPC-6 filed (**exclude interest**) (10,730)

8/1/22
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,962

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 7,962

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NASDAQ EXECUTION SERVICES, LLC
(Name of Corporation, Partnership or other organization)

DocuSigned by:
Linda Crane
EC81CFB680FF435...
(Authorized Signature)

Dated the 21 day of March, 20 23.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

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DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 34,213,299 _____

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

    Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   21,751,788

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____   _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)   _____

    Total deductions   21,751,788

2d. SIPC Net Operating Revenues $ 12,461,511

2e. General Assessment @ .0015 $ 18,692

(to page 1, line 2.A.)

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This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

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From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation

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